Exhibit 99.3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	UNITED UTILITIES PLC		JOHN EDWARD ROBERTS

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR	4.

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ORDINARY: 91,576    A SHARES: 40,222

SHARE INCENTIVE PLAN – ORDINARY 528 A SHARES 150

TOTALS: ORDINARY: 92,104    A SHARES: 40,372

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		EXERCISE OF OPTIONS IN ACCORDANCE WITH RULES OF PERFORMANCE SHARE PLAN

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	36,783		0.007%		N/A		N/A

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY		NIL		9 June 2004		9 June 2004

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	ORDINARY: 128,887				0.02%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			Paul Davies 01925 237051

25.	Name and signature of authorised company official responsible for making this notification
	T M Rayner

	Date of notification 10 JUNE 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	UNITED UTILITIES PLC		JOHN EDWARD ROBERTS

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest DIRECTOR	4.

Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

ORDINARY: 128,359   A SHARES: 40,222

SHARE INCENTIVE PLAN – ORDINARY 528 A SHARES 150

TOTALS: ORDINARY: 128,887   A SHARES: 40,372

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	N/A		SALE OF 23,135 ORDINARY SHARES

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	N/A		N/A		23,135		0.004

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	ORDINARY		546 pence		9 June 2004		9 June 2004

15.	Total holding following this notification			16.	Total percentage holding of issued class following this notification
	ORDINARY: 105,752				0.019%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			Paul Davies 01925 237051

25.	Name and signature of authorised company official responsible for making this notification
	T M Rayner

	Date of notification 10 JUNE 2004